
August 3, 2011

<u>Via E-mail</u>
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **Form 8-K filed June 16, 2011**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your July 1, 2011 response letter to our letter dated June 15, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Item 1A: Risk Factors, page 5

1. We note your response to our prior comment two in our letter dated June 15, 2011 and reissue the comment. Your risk factor disclosure about the effect of the recently-enacted laws and regulations, even if not separated into multiple risk factors, could be improved by quantifying the effect those recently-enacted laws and regulations will have on your operations. To the extent that the effect on your operations cannot be determined, please quantify the types of revenue streams that will be affected such as revenues generated from debit card interchange fees.

<u>If JPMorgan Chase does not effectively manage its liquidity, its business could suffer, page 5</u>

2. We note your additional disclosures on pages 115 and 196 of your filing and your proposed disclosure provided in response to our prior comment three in our letter dated June 15, 2011. Your risk factor discussion should include material details that impact an investor's understanding of the risk and potential consequences. Please expand the future risk factor disclosure to disclose any negative ratings outlook and quantify the additional collateral you would be required to post given a one and two notch downgrade.

<u>Management's Discussion and Analysis, page 54</u>
<u>Executive Overview, page 55</u>

3. We note your response to our prior comment five in our letter dated June 15, 2011 and we reissue the comment in part. Please confirm that in future periods when the reductions in the allowance for credit losses are a significant driver of net income you will include disclosure in a risk factor and Management's Discussion and Analysis quantifying the reductions in the allowance for credit losses and disclosing that such level of net profit may not be sustainable.

<u>Country Exposure, page 128</u>

4. Please refer to our previous comment ten in our letter dated June 15, 2011. We note your proposed revised disclosures. For the purposes of providing transparent disclosure regarding your exposure and the potential risk of loss, or lack thereof, related to activities conducted in Greece, Italy, Portugal, Spain and Ireland, please expand your disclosure to include the gross balance of your exposures to these countries for each product type (i.e. loans and loan commitments, securities, derivatives or other financing). Separately include the total amount of your exposure that is collateralized, the amount of exposure for which you have purchased credit derivative swaps and the amount receivable that is unsecured. Please provide this information by country and type of borrower (i.e. sovereign or corporate and consumer). Additionally, please indicate whether you have sold credit protection on any sovereign exposures related to these entities, and if so, please disclose the notional amount of credit protection sold by country. Please quantify any impairment you have recorded related to these exposures. A tabular presentation may be helpful.

<u>Market Risk Management, page 142</u>

5. Please refer to our previous comment 12 in our letter dated June 15, 2011. As requested, please revise your future filings to disclose the level or number of market factors used when calculating Value-at-Risk (or VaR). Per your disclosure on page 144 of your December 31, 2010 Form 10-K we note that none of your daily market risk-related losses during 2010 exceeded VaR. Please tell us and revise your future filings to disclose the reasons why your daily market risk-related losses did not exceed VaR for any day of the year, particularly given your disclosure on page 142 that at a 95% confidence level, you expected to incur losses greater than that predicted by VaR estimates five times in every

100 trading days, or about 12 to 13 times a year. We note a similar trend regarding your VaR results for 2009, as disclosed on page 122 of your 2009 Form 10-K where you disclose that at a 95% confidence level you only experienced one VaR exception due to high market volatility when you expected losses in excess of VaR approximately 12 times per year. Please tell us how you concluded that your model was statistically appropriate in light of the fact that the number of exceptions was significantly below the number of instances statistically expected over the past two years.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 11

6. We note your responses to prior comments 20, 21 and 22 in our letter dated June 15, 2011 and look forward to reviewing your revised draft disclosure. Additionally, with respect to comment 21 if the performance target is quantifiable, the target should be disclosed in your discussion. If you believe disclosure is likely to result in competitive harm, please present your analysis supporting this determination.

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Supplemental Mortgage Fees and Related Income Details, page 24

7. Please refer to our previous comment 24 in our letter dated June 15, 2011. We note your proposed revised disclosures. Please revise to also disclose the magnitude of the change in valuation related to each impacted assumption.

Consolidated Financial Statements
Note 13 – Loans, page 122

8. Please refer to our previous comment 27 in our letter dated June 15, 2011. Please revise your future filings to address the following:
    - Please specifically tell us how you use the regulatory database in monitoring the credit quality related to second lien loans for which you do not own or service the first lien. In this regard, please provide more information about the types of data provided. Please clarify whether you have access to information at an individual loan level or whether the information is more aggregated. If the latter is true, please explain how you apply the information provided by the database to your own portfolio and describe any adjustments you may make to the credit quality information provided by the database to account for any differences in portfolios.
    - Separately disclose the delinquency rates for home equity loans that are in their amortization period and those that are not.
    - Revise to disclose the information provided in response to the fifth bullet of our previous comment 27 regarding the terms of the loans.
    - Further, revise your disclosure in future filings to address your statement provided in the eighth bullet of your response to comment 27 that "Because the majority of the Firm's HELOCs were fund in 2005 or later, this particular risk factor should

not be triggered in the near term (i.e., those draw periods do not end until 2015 or after) for the most significant portion of the HELOC portfolio."

- Disclose how you consider the differences in delinquency rates for amortizing and non-amortizing home equity loans in your determination of the allowance for loan losses. Disclose whether the amortizing loans are considered a separate pool than the non-amortizing loans and if so, discuss the qualitative factors you consider for each pool.

Note 23 – Litigation
Mortgage Foreclosure Investigations and Litigation, page 165

9. Please refer to our previous comment 30 in our letter dated June 15, 2011. Please provide us with your proposed disclosures.

Form 8-K filed June 16, 2011

10. We note from your disclosure that you appear to have transferred responsibilities for certain of your business lines to new decision makers. The businesses transferred appear to be currently located in your retail financial services segment but we note that the new decision makers appear to also be the decision makers for certain of your other segments. For example, Mr. Maclin, head of the Commercial Bank is now responsible for the company's Retail business, including the branch network, consumer franchise, small business banking and the Chase private client business, while still retaining his position as the head of the Commercial Bank. Similarly, Mr. Smith, CEO of Card Services, will take on responsibility for the firm's Auto Finance and Student Lending businesses, in addition to his current role. We also note from your disclosure in your Form 8-K filed July 14, 2011 (your earnings release for the period June 30, 2011) that you continue to report these lines of businesses in the Retail Financial Services segment. Please tell us how you considered these transfers in determining that these reporting units should continue to be reported in the Retail Financial Services segment. Identify who the Chief Operating Decision Maker is for each of the transferred units and describe how information regarding these reporting units is communicated to that person.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director